

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Todd Munsey
Chief Financial Officer
Alpha Metallurgical Resources, Inc.
340 Martin Luther King Jr. Blvd
Bristol, Tennessee 37620

> **Re: Alpha Metallurgical Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 7, 2022**
> **File No. 001-38735**

Dear Todd Munsey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation